TENDER OFFER FOR
                        AUDITS & SURVEYS WORLDWIDE, INC.
                                   CONSUMMATED

     NEW YORK, NEW YORK, February 24, 1999 -- United Information Acquisition Corp. ("Acquisition") announced today the consummation of its offer (the "Offer") to purchase all outstanding shares of common stock of Audits & Surveys Worldwide, Inc. ("Audits") at a price of $3.24 per share, net to the seller in cash.

     Of the approximately 13,117,000 shares outstanding, approximately 12,786,000, or 97.5%, were validly tendered in the Offer. All such shares were accepted. In view of the reduced public distribution, Audits is evaluating whether it meets the requirements of the American Stock Exchange for continued listing.

     The Offer was conducted pursuant to an agreement, which also provides that Acquisition will consummate a merger with Audits. As a result of the merger, which is expected to occur in May of 1999, all remaining holders of Audits' shares will receive $3.24 per share, net to the holder in cash, and Audits will become a wholly-owned indirect subsidiary of United News & Media plc.

     United News & Media is a leading trade exhibition organizer, corporate news
distributor  and  newspaper,   business  magazine  and  advertising   periodical
publisher.


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